                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of September 1999


                            PARADIGM GEOPHYSICAL LTD.
                            -------------------------
                 (Translation of Registrant's Name into English)


   Shenkar Street 9, Gav Yam Center No.3, P.O.B. 2061 Herzlia B, Israel 46120
   --------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes........ No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

     Attached to the Registrant's Form 6-K for the month of September 1999 and incorporated by reference herein are the Registrant's minutes of the Annual General Meeting of Shareholders duly convened and held at the Registrant's offices on August 31, 1999.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             PARADIGM GEOPHYSICAL LTD.
                                             (Registrant)



                                             By:    /s/ Brian Berman
                                                    Brian Berman
                                                    Chief Financial Officer


Dated:  September 2, 1999

                                EXHIBIT INDEX


Exhibit No.         Description

   99               Minutes from the Annual General Meeting of Shareholders